UNITED STATES
                         SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

--------------------------------------------------------------------------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                             CHART INDUSTRIES, INC.
                             ----------------------
                                (Name of Issuer)


                          Common Stock, par value $0.01
                     ---------------------------------------
                         (Title of Class of Securities)


                                    16115Q308
                             -----------------------
                                 (CUSIP Number)


                                January 30, 2008
                             -----------------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                              [ ]  Rule 13d-1(b)

                              [X]  Rule 13d-1(c)

                              [ ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          Continued on following pages
                               Page 1 of 15 Pages

                                  SCHEDULE 13G

CUSIP No.: 16115Q308                                          Page 2 of 15 Pages

.................................................................................
1.     Names of Reporting Persons.

       I.R.S. Identification Nos. of above persons (entities only).


       SAB CAPITAL PARTNERS, L.P.
.................................................................................
2.     Check the Appropriate Box if a Member of a Group

       (a) [X]

       (b) [ ]
.................................................................................
3.     SEC Use Only
.................................................................................
4.     Citizenship or Place of Organization

       Delaware
.................................................................................
Number of            5.     Sole Voting Power              - 0 -
Shares              ............................................................
Beneficially         6.     Shared Voting Power            1,171,180
Owned by Each       ............................................................
Reporting            7.     Sole Dispositive Power         - 0 -
Person With         ............................................................
                     8.     Shared Dispositive Power       1,171,180
.................................................................................
9.     Aggregate Amount Beneficially Owned by Each Reporting Person

       1,171,180
.................................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

       [ ]
.................................................................................
11.    Percent of Class Represented by Amount in Row (9)

       4.17% based on 28,055,000 shares outstanding.
.................................................................................
12.    Type of Reporting Person:

       PN

                                  SCHEDULE 13G

CUSIP No.: 16115Q308                                          Page 3 of 15 Pages

.................................................................................
1.     Names of Reporting Persons.

       I.R.S. Identification Nos. of above persons (entities only).


       SAB CAPITAL PARTNERS II, L.P.
.................................................................................
2.     Check the Appropriate Box if a Member of a Group

       (a) [X]

       (b) [ ]
.................................................................................
3.     SEC Use Only
.................................................................................
4.     Citizenship or Place of Organization

       Delaware
.................................................................................
Number of            5.     Sole Voting Power              - 0 -
Shares              ............................................................
Beneficially         6.     Shared Voting Power            22,852
Owned by Each       ............................................................
Reporting            7.     Sole Dispositive Power         - 0 -
Person With         ............................................................
                     8.     Shared Dispositive Power       22,852
.................................................................................
9.     Aggregate Amount Beneficially Owned by Each Reporting Person

       22,852
.................................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

       [ ]
.................................................................................
11.    Percent of Class Represented by Amount in Row (9)

       0.08% based on 28,055,000 shares outstanding.
.................................................................................
12.    Type of Reporting Person:

       PN

                                  SCHEDULE 13G

CUSIP No.: 16115Q308                                          Page 4 of 15 Pages

.................................................................................
1.     Names of Reporting Persons.

       I.R.S. Identification Nos. of above persons (entities only).


       SAB OVERSEAS MASTER FUND, L.P.
.................................................................................
2.     Check the Appropriate Box if a Member of a Group

       (a) [X]

       (b) [ ]
.................................................................................
3.     SEC Use Only
.................................................................................
4.     Citizenship or Place of Organization

       Cayman Islands
.................................................................................
Number of            5.     Sole Voting Power              - 0 -
Shares              ............................................................
Beneficially         6.     Shared Voting Power            414,760
Owned by Each       ............................................................
Reporting            7.     Sole Dispositive Power         - 0 -
Person With         ............................................................
                     8.     Shared Dispositive Power       414,760
.................................................................................
9.     Aggregate Amount Beneficially Owned by Each Reporting Person

       414,760
.................................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

       [ ]
.................................................................................
11.    Percent of Class Represented by Amount in Row (9)

       1.48% based on 28,055,000 shares outstanding.
.................................................................................
12.    Type of Reporting Person:

       PN

                                  SCHEDULE 13G

CUSIP No.: 16115Q308                                          Page 5 of 15 Pages

.................................................................................
1.     Names of Reporting Persons.

       I.R.S. Identification Nos. of above persons (entities only).


       SAB CAPITAL ADVISORS, L.L.C.
.................................................................................
2.     Check the Appropriate Box if a Member of a Group

       (a) [X]

       (b) [ ]
.................................................................................
3.     SEC Use Only
.................................................................................
4.     Citizenship or Place of Organization

       Delaware
.................................................................................
Number of            5.     Sole Voting Power              - 0 -
Shares              ............................................................
Beneficially         6.     Shared Voting Power            1,608,792
Owned by Each       ............................................................
Reporting            7.     Sole Dispositive Power         - 0 -
Person With         ............................................................
                     8.     Shared Dispositive Power       1,608,792
.................................................................................
9.     Aggregate Amount Beneficially Owned by Each Reporting Person

       1,608,792
.................................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

       [ ]
.................................................................................
11.    Percent of Class Represented by Amount in Row (9)

       5.73% based on 28,055,000 shares outstanding.
.................................................................................
12.    Type of Reporting Person:

       OO

                                  SCHEDULE 13G

CUSIP No.: 16115Q308                                          Page 6 of 15 Pages

.................................................................................

1.      Names of Reporting Persons.

        I.R.S. Identification Nos. of above persons (entities only).


        SAB CAPITAL MANAGEMENT, L.P.
.................................................................................
2.      Check the Appropriate Box if a Member of a Group

        (a) [X]

        (b) [ ]
.................................................................................
3.      SEC Use Only
.................................................................................
4.      Citizenship or Place of Organization

        Delaware
.................................................................................
Number of            5.     Sole Voting Power              - 0 -
Shares              ............................................................
Beneficially         6.     Shared Voting Power            1,608,792
Owned by Each       ............................................................
Reporting            7.     Sole Dispositive Power         - 0 -
Person With         ............................................................
                     8.     Shared Dispositive Power       1,608,792
.................................................................................
9.     Aggregate Amount Beneficially Owned by Each Reporting Person

       1,608,792
.................................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

       [ ]
.................................................................................
11.    Percent of Class Represented by Amount in Row (9)

       5.73% based on 28,055,000 shares outstanding.
.................................................................................
12.    Type of Reporting Person:

       PN

                                  SCHEDULE 13G

CUSIP No.: 16115Q308                                          Page 7 of 15 Pages

.................................................................................
1.     Names of Reporting Persons.

       I.R.S. Identification Nos. of above persons (entities only).


       SAB CAPITAL MANAGEMENT, L.L.C.
.................................................................................
2.     Check the Appropriate Box if a Member of a Group

       (a) [X]

       (b) [ ]
.................................................................................
3.     SEC Use Only
.................................................................................
4.     Citizenship or Place of Organization

       Delaware
.................................................................................
Number of            5.     Sole Voting Power              - 0 -
Shares              ............................................................
Beneficially         6.     Shared Voting Power            1,608,792
Owned by Each       ............................................................
Reporting            7.     Sole Dispositive Power         - 0 -
Person With         ............................................................
                     8.     Shared Dispositive Power       1,608,792
.................................................................................
9.     Aggregate Amount Beneficially Owned by Each Reporting Person

       1,608,792
.................................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

       [ ]
.................................................................................
11.    Percent of Class Represented by Amount in Row (9)

       5.73% based on 28,055,000 shares outstanding.
.................................................................................
12.    Type of Reporting Person:

       OO

                                  SCHEDULE 13G

CUSIP No.: 16115Q308                                          Page 8 of 15 Pages

.................................................................................
1.     Names of Reporting Persons.

       I.R.S. Identification Nos. of above persons (entities only).


       SCOTT A. BOMMER
.................................................................................
2.     Check the Appropriate Box if a Member of a Group

       (a) [X]

       (b) [  ]
.................................................................................
3.     SEC Use Only
.................................................................................
4.     Citizenship or Place of Organization

       United States of America
.................................................................................
Number of            5.     Sole Voting Power              - 0 -
Shares              ............................................................
Beneficially         6.     Shared Voting Power            1,608,792
Owned by Each       ............................................................
Reporting            7.     Sole Dispositive Power         - 0 -
Person With         ............................................................
                     8.     Shared Dispositive Power       1,608,792
.................................................................................
9.     Aggregate Amount Beneficially Owned by Each Reporting Person

       1,608,792
.................................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

       [ ]
.................................................................................
11.    Percent of Class Represented by Amount in Row (9)

       5.73% based on 28,055,000 shares outstanding.
.................................................................................
12.    Type of Reporting Person:

       IN

                                                              Page 9 of 15 Pages

Item 1(a).     Name of Issuer:

               Chart Industries, Inc. (the "Issuer").

Item 1(b).     Address of Issuer's Principal Executive Offices:

               One Infinity Corporate Centre Drive, Suite 300, Garfield Heights, Ohio 44125

Item 2(a).     Name of Person Filing:

               This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

               i) SAB Capital Partners, L.P. ("SAB");

               ii) SAB Capital Partners II, L.P. ("SAB II", and together with SAB, the "Domestic Partnerships");

               iii) SAB Overseas Master Fund, L.P. (the "Master Fund");

               iv) SAB Capital Advisors, L.L.C. (the "General Partner");

               v) SAB Capital Management, L.P. (the "Investment Manager");

               vi) SAB Capital Management, L.L.C. (the "IMGP"); and

               vii) Scott A. Bommer ("Mr. Bommer").

               This Statement relates to Shares (as defined herein) held for the accounts of each of SAB, SAB II, and the Master Fund. The General Partner serves as the general partner of each of the Domestic Partnerships and the Master Fund. The Investment Manager serves as the investment manager of each of the Domestic Partnerships and the Master Fund. The IMGP serves as the general partner of the Investment Manager. Mr. Bommer serves as the managing member of each of the General Partner and IMGP.

               Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).     Address of Principal Business Office or, if None, Residence:

               The address of the principal business office of each of the Reporting Persons is 767 Fifth Avenue, 21st Floor, New York, New York 10153.

Item 2(c).     Citizenship:

               i) SAB is a Delaware limited partnership;

               ii) SAB II is a Delaware limited partnership;

                                                             Page 10 of 15 Pages

               iii) The Master Fund is a Cayman Islands exempted limited partnership;

               iv) The General Partner is a Delaware limited liability company;

               v) The Investment Manager is a Delaware limited partnership;

               vi) The IMGP is a Delaware limited liability company; and

               v) Mr. Bommer is a citizen of the United States of America.

Item 2(d).     Title of Class of Securities:

               Common Stock, par value $0.01 (the "Shares")

Item 2(e).     CUSIP Number:

               16115Q308

Item 3. If This Statement is Filed Pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c),

               Check  Whether  the  Person  Filing  is a:

               This Item 3 is not applicable.

Item 4.        Ownership:

Item 4(a)      Amount Beneficially Owned

               As of February 11, 2008:

               (a) SAB may be deemed to be the beneficial owner of 1,171,180 Shares held for its account;

               (b) SAB II may be deemed to be the beneficial owner of 22,852 Shares held for its account;

               (c) The Master Fund may be deemed to be the beneficial owner of 414,760 Shares held for its account; and

               (d) Each of the General Partner, Investment Manager, IMGP and Mr. Bommer may be deemed to be the beneficial owner of 1,608,792 Shares held for the accounts of each of SAB, SAB II, and the Master Fund. This amount includes:
A) 1,171,180 Shares held for the account of SAB; B) 22,852 Shares held for the account of SAB II; and C) 414,760 Shares held for the account of the Master Fund.

Item 4(b)      Percent of Class:

               (a) As of February 11, 2008, the number of Shares SAB may be deemed to be the beneficial owner of constitutes approximately 4.17% of the 28,055,000 total number of Shares outstanding.

                                                             Page 11 of 15 Pages

               (b) As of February 11, 2008, the number of Shares SAB II may be deemed to be the beneficial owner of constitutes approximately 0.08% of the 28,055,000 total number of Shares outstanding.

               (c) As of February 11, 2008, the number of Shares the Master Fund may be deemed to be the beneficial owner of constitutes approximately 1.48% of the 28,055,000 total Shares outstanding.

               (d) As of February 11, 2008, the number of Shares the General Partner, the Investment Manager, the IMGP and Mr. Bommer may be deemed to be the beneficial owner of constitutes approximately 5.73% of the 28,055,000 total Shares outstanding.

Item 4(c)      Number of Shares of which such person has:

SAB:
----

(i) Sole power to vote or direct the vote:                                     0

(ii) Shared power to vote or direct the vote:                          1,171,180

(iii) Sole power to dispose or direct the disposition of:                      0

(iv) Shared power to dispose or direct the disposition of:             1,171,180

SAB II:
-------

(i) Sole power to vote or direct the vote:                                     0

(ii) Shared power to vote or direct the vote:                             22,852

(iii) Sole power to dispose or direct the disposition of:                      0

(iv) Shared power to dispose or direct the disposition of:                22,852

The Master Fund:
----------------

(i) Sole power to vote or direct the vote:                                     0

(ii) Shared power to vote or direct the vote:                            414,760

(iii) Sole power to dispose or direct the disposition of:                      0

(iv) Shared power to dispose or direct the disposition of:               414,760

The General Partner, Investment Manager, IMGP and Mr. Bommer:
-------------------------------------------------------------

(i) Sole power to vote or direct the vote:                                     0

(ii) Shared power to vote or direct the vote:                          1,608,792

(iii) Sole power to dispose or direct the disposition of:                      0

(iv) Shared power to dispose or direct the disposition of:             1,608,792


Item 5.        Ownership of Five Percent or Less of a Class:

               This Item 5 is not applicable.

                                                             Page 12 of 15 Pages

Item 6.        Ownership of More than Five Percent on Behalf of Another Person:

               This Item 6 is not applicable.

Item 7.        Identification   and   Classification  of  the  Subsidiary  Which
               Acquired the  Security  Being  Reported on By the Parent  Holding
               Company:

               This Item 7 is not applicable

Item 8.        Identification and Classification of Members of the Group:

               See disclosure in Item 2 hereof.

Item 9.        Notice of Dissolution of Group:

               This Item 9 is not applicable.

Item 10.       Certification:

               By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                             Page 13 of 15 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2008
                                    /s/ Michael Casey
                                    --------------------------------------
                                    Michael Casey, attorney-in-fact for Scott A.
                                    Bommer,  individually  and  (a) as  managing
                                    member of SAB Capital Advisors,  L.L.C., for
                                    itself and as the general partner of (i) SAB
                                    Capital Partners, L.P.; and (ii) SAB Capital
                                    Partners  II,  L.P.;  and (iii) SAB Overseas
                                    Master  Fund,  L.P.;  and  (b)  as  managing
                                    member of SAB  Capital  Management,  L.L.C.,
                                    for itself and as the general partner of SAB
                                    Capital Management, L.P.

                                                             Page 14 of 15 Pages

                                    EXHIBIT 1

                                POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENT, that I, Scott A. Bommer, hereby make, constitute and appoint each of Michael Casey, Brian Jackelow and Alessandro De Giorgis, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as managing member of or in other capacities with SAB Capital Advisors, L.L.C., a Delaware limited liability company, and each of its affiliates or entities advised or controlled by me or SAB Capital Advisors, L.L.C., all documents, certificates, instruments, statements, filings and agreements ("documents") to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including, without limitation, all documents relating to filings with the United States Securities and Exchange Commission (the "SEC") pursuant to the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (the "Act"), and the rules and regulations promulgated thereunder, including, without limitation: (1) all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act, including, without limitation: (a) any acquisition statements on Schedule 13D or
Schedule 13G and any amendments thereto, (b) any joint filing agreements pursuant to Rule 13d-1(k), and (c) any initial statements of, or statements of changes in, beneficial ownership of securities on Form 3, Form 4 or Form 5 and
(2) any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

     All past acts of these attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

     This Power of Attorney shall remain in effect until revoked, in writing, by the undersigned.

     IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney, this 9th day of August 2006.


                                    /s/ Scott A. Bommer
                                    ------------------------------------
                                    Scott A. Bommer

                                                             Page 15 of 15 Pages

                                    EXHIBIT 2

                           JOINT ACQUISITION STATEMENT
                            PURSUANT TO RULE 13d-1(k)


     The  undersigned  acknowledge  and agree that the  foregoing  statement  on
Schedule 13G, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.


DATED:  February 11, 2008



                                 /s/ Michael Casey
                                 -----------------------------------------------
                                 Michael Casey, attorney-in-fact for Scott A. Bommer, individually and (a) as managing member of SAB Capital Advisors, L.L.C., for itself and as the general partner of (i) SAB Capital Partners, L.P.; and (ii) SAB Capital Partners II, L.P.; and (iii) SAB Overseas Master Fund, L.P.; and (b) as managing member of SAB Capital Management, L.L.C., for itself and as the general partner of SAB Capital Management, L.P.